Exhibit 3

August 5, 2022

Board of Directors
Cognyte Software Ltd.
c/o Mr. Elad Sharon, CEO
33 Maskit Street
Herzliya Pituach 46733
Israel

Dear Board Members:

We currently own or control, on behalf of our clients, approximately 3,772,000 shares of Cognyte Software Ltd. (“Cognyte” or the “Company”) amounting to a 5.6% interest in the Company (and in addition, approximately 0.2% of the Company is also held by employees of Neuberger Berman responsible for Neuberger Berman’s investment in the Company). As a top shareholder with a long-term investment horizon, we are eager to engage with you and assist in developing a capital and management strategy that we believe will help return the Company to profitable and consistent growth and restore the significant shareholder value lost over the past year.

Cognyte has encountered operational challenges since becoming an independent public company last year, which has resulted in a share price decline of more than 70%. In our view, in spite of the recent disappointing results, Cognyte has a solid foundation from which value can be restored.  We believe that the likelihood of the current management team’s ability to successfully engineer a turnaround would be materially enhanced with access to incremental equity capital and complimentary management and Board additions.

Neuberger Berman has identified highly credentialed senior corporate executives who, in our view, can help improve execution and Cognyte’s access to key government agencies here in the United States as well as abroad. Moreover, Neuberger Berman would be prepared to provide additional equity capital to support a successful turnaround.

We would like to discuss our perspective in greater detail and await your prompt response.

As we are required by the U.S. securities laws, Neuberger Berman will disclose our ownership position and this letter on a Schedule 13D that we will shortly file with the SEC.

Sincerely,

/s/ Benjamin Nahum

Benjamin Nahum          Amit Solomon
Portfolio Manager          Portfolio Manager

cc: Mr. Elad Sharon, CEO

BHN/AS/eg